Mail Stop 3561

May 26, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Clifford L. Neuman
President
Global Casinos Inc.
1507 Pine Street
Boulder, Colorado 80302

   Re: **Global Casinos Inc.**
      Form 10-K for the year ended June 30, 2009
      Filed September 28, 2009
      File No. 0-15415

Dear Mr. Neuman:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

         Sincerely,

         Linda Cvrkel
         Branch Chief